UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     On November 22, 2010, the Nomination and Compensation Committee and the Board of Directors of Telvent GIT, S.A. (the “Company”) adopted an addendum to the Amended and Restated Extraordinary Variable Compensation Plan (the “Plan”). The addendum clarifies that participants remaining employed by any entity that the Company controls, is controlled by or under common control with, to continue to participate in the Plan upon the recommendation of the Nominating and Compensation Committee and approval of the Board of Directors. Additionally, with respect to the death of a participant or upon the retirement, total disability, or change in position of a participant, the addendum includes the proportionate compensation for the completed months passed until the date of death, retirement, disability, or change in position during the fiscal year in which the participant died, retired, became totally disabled or changed positions, if the objectives for such fiscal year were fulfilled.
     A copy of the addendum is furnished as Exhibit 15 hereto.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: December 2, 2010

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description
15	Addendum to the Amended and Restated Extraordinary Variable Compensation Plan, dated November 22, 2010.